Global X Funds

May 29, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Office of Filings, Information & Consumer Services

RE:    Global X Funds ("Trust")
Request for Withdrawal of Post-Effective Amendment No. 229
File Nos. 333-151713, 811-22209

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended ("Securities Act"), Global X Funds (the "Trust") hereby requests the withdrawal of Post-Effective Amendment No. 229 under the Securities Act to the Trust's registration statement on Form N-1A ("the Amendment"). The registration statement was duly submitted via EDGAR and accepted by the Securities and Exchange Commission on April 3, 2015 (Accession No. 0001628280-15-002160). Post Effective Amendment No. 229 was filed to add three series to the Trust.

The Trust has determined not to proceed with the registration of two of the series. The Trust filed a fresh registration statement for the one remaining series. The Trust respectfully submits that a withdrawal of Post-Effective No. 229 is consistent with the public interest and the protection of investors in light of the circumstances described above. No securities were sold in connection with the Amendment.

Sincerely,

\s\ Daphne Tippens Chisolm
Daphne Tippens Chisolm
Secretary

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